SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

CAPLEASE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

140288101

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140288101

1)	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 2,103,172(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 2,103,172(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,103,172(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 4.4%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of June 19, 2009.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Inland Western Retail Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 113,250(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 113,250(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 113,250(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.2%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of June 19, 2009.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 2,337,022(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 2,337,022(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,337,022(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 4.9%(2)

14)	Type of Reporting Person: IA, CO

(1) The number of shares reported as beneficially owned is as of June 19, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 2,337,022(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 2,337,022(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,337,022(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 4.9%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of June 19, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 2,337,022(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 2,337,022(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,337,022(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 4.9%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of June 19, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Eagle Financial Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of June 19, 2009.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

(1)	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of June 19, 2009.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons IMIC Stock Holding Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 4,500(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,500(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,500(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 0.0%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of June 19, 2009.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Minto Builders (Florida), Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Florida Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 71,800(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 71,800(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,800(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.1%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of June 19, 2009.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 2,337,022(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 2,337,022(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,337,022(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 4.9%(2)

14)	Type of Reporting Person: HC, IN

(1) The number of shares reported as beneficially owned is as of June 19, 2009.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

1)	Names of Reporting Persons Robert H. Baum

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 1,000(1)

	8)	Shared Voting Power: 0

	9)	Sole Dispositive Power: 1,000(1)

	10)	Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: IN

(1) The number of shares reported as beneficially owned is as of June 19, 2009.

(2) The percentage is calculated based on a total of 47,923,595 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 11, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

CUSIP No. 140288101

This Amendment No. 6 to schedule 13D (the “Amendment No. 6”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc. and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on September 20, 2007 (the “Initial Statement” and together with Amendment No. 1 filed with the SEC on February 22, 2008, Amendment No. 2 filed with the SEC on July 23, 2008, Amendment No. 3 filed with the SEC on September 18, 2008, Amendment No. 4 filed with the SEC on May 18, 2009, Amendment No. 5 filed with the SEC on May 27, 2009 and Amendment No. 6, the “Schedule 13D”) in connection with the disposition of Shares beneficially owned by Inland American and the disclosure that the Reporting Persons have ceased to be beneficial owners of more than five percent of the Company’s outstanding Shares.  Capitalized terms used in this Amendment No. 6 without being defined herein have the meanings given to them in the Initial Statement, or the prior amendments, as applicable.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  Since May 26, 2009 (the date through which transactions in Shares were reported in Amendment No. 5, the most recent Schedule 13D filing by the Reporting Persons regarding the Issuer’s Shares), Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share
May 27, 2009	Sale	-27,400	$3.01
May 28, 2009	Sale	-4,600	$3.10
May 29, 2009	Sale	-50,000	$3.11
June 1, 2009	Sale	-17,900	$3.15
June 4, 2009	Sale	-18,900	$3.10
June 5, 2009	Sale	-25,000	$3.10
June 15, 2009	Sale	-111,100	$2.82
June 16, 2009	Sale	-71,300	$2.81
June 17, 2009	Sale	-46,700	$2.81
June 18, 2009	Sale	-66,100	$2.81
June 19, 2009	Sale	-82,100	$2.90

CUSIP No. 140288101

To the knowledge of Inland American, IWRRETI, Adviser, IREIC, TIGI, Eagle, TIRETG, IMIC and MB REIT, respectively, none of their executive officers and directors has effected any transactions in Shares of the Company since the filing of Amendment No. 5.

(d)                                 None.

(e)                                  As of June 19, 2009, the Reporting Persons have ceased to be beneficial owner of more than five percent of the Company’s outstanding Shares.

Item 7.                              Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit Number	Exhibit
7.12	Joint Filing Agreement

CUSIP No. 140288101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2009	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: June 22, 2009	INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes
	Name:	Steven P. Grimes
	Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: June 22, 2009	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: June 22, 2009	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: June 22, 2009	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: June 22, 2009	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

CUSIP No. 140288101

Dated: June 22, 2009	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: June 22, 2009	MINTO BUILDERS (FLORIDA), INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title	Vice President

Dated: June 22, 2009	IMIC STOCK HOLDING CORP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: June 22, 2009	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: June 22, 2009	ROBERT H. BAUM

/s/ Robert H. Baum